
January 12, 2024

Bryan DeBoer
Chief Executive Officer
Lithia Motors Inc.
150 N. Bartlett Street
Medford, Oregon 97501

> **Re: Lithia Motors Inc**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 8, 2023**
> **File No. 001-14733**

Dear Bryan DeBoer:

We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

Definitive Proxy Statement on Schedule 14A filed March 8, 2023

Pay Versus Performance, page 56

1. We note that you have included adjusted-EPS, a non-GAAP measure, as your Company-Selected Measure pursuant to Regulation S-K Item 402(v)(2)(vi). Please provide disclosure showing how this number is calculated from your audited financial statements, as required by Regulation S-K Item 402(v)(2)(v). If the disclosure appears in a different part of the definitive proxy statement, you may satisfy the disclosure requirement by a cross-reference thereto; however, incorporation by reference to a separate filing will not satisfy this disclosure requirement.

2. We note the disclosure provided under the heading "Description of Relationships Between Compensation Actually Paid and Specified Performance Measures." Please ensure that you provide a clear description of each separate relationship indicated in Regulation S-K Item 402(v)(5)(i)-(iv), including clear descriptions of the relationship between compensation actually paid and each of your TSR, net income, Company-Selected Measure, and any additional performance measures included in the pay versus performance table.

Please contact Marion Graham at (202) 551-6521 or Jennifer Zepralka at (202) 551-2243 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program